UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 333-122531

(Check One):	☐ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 25, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

    The Money Tree Inc.

(Full name of registrant)

    Not applicable

Former name if applicable

    114 South Broad Street

Address of principal executive office

    Bainbridge, Georgia 39817

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Money Tree Inc. (the “Company”) cannot file its Quarterly Report on Form 10-Q for the quarter ended March 25, 2010 within the prescribed time period because of delays in completing its amended financial statements for prior periods. These delays have arisen because management identified misstatements in prior period financial statements that have required restatement.

As previously disclosed in Item 4.02 of Form 8-K filed with the SEC on April 29, 2010, the Company has determined that the previously issued audited Consolidated Financial Statements contained in the Company’s Annual Report on Form 10-K for the year ended September 25, 2009 and Quarterly Report on Form 10-Q for the quarter ended December 25, 2009, should no longer be relied upon because of an error in the statements. The Company has determined that its policy with respect to consumer bankrupt accounts did not sufficiently reserve for loan losses at the time that customers filed for bankruptcy, and thus did not accurately reflect the likelihood that such accounts eventually would be charged off. After analyzing its consumer bankruptcy portfolio, management of the Company has decided that consumer bankrupt accounts should be fully charged off within 30 days after receipt of the notice of bankruptcy filing.

As a consequence, the Company expects to restate its financial statements to accurately reflect its financial position and results of operations and to amend its Annual Report on Form 10-K for the year ended September 25, 2009 and Quarterly Report on Form 10-Q for the quarter ended December 25, 2009, to correct its financial statements for those periods and prior periods included in the amended reports. Much of the required data must be recalculated, sometimes manually due to system limitations, and this has caused a delay in filing the amended reports. Furthermore, the implementation of this recent change in accounting policy relating to bankrupt accounts cannot be completed for the quarter ended March 25, 2010 within the prescribed time period.

PART IV — OTHER INFORMATION

Name and telephone number of person to contact in regard to this notification:

Steven P. Morrison                                 (229) 246-6536 ext. 1154

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒   Yes    ☐  No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒  Yes    ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant change in results of operations for the prior periods to be restated. Due to the policy change with respect to bankrupt accounts described in Part III above, the Company will accelerate the recognition of loss associated with bankrupt accounts, and consequently increase the allowance for credit losses. This adjustment will flow through to net income, total assets, and the shareholders’ deficit for each of the affected periods. The exact amounts cannot be determined until the full analysis and restatement have been completed.

    The Money Tree Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 7, 2010

By:	/S/ Steven P. Morrison
Name:	Steven P. Morrison
Title:	Chief Financial Officer